                                                                                                                                                                       P.O. Box 2600

                                                                                                                                                                      Valley Forge, PA 19482-2600

                                                                                                                                                                      610-669-1538

                                                                                                                                                                      Judy_L_Gaines@vanguard.com

August 13, 2013

Amy Miller, Esq.

U.S. Securities & Exchange Commission                                 via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:      Vanguard International Equity Index Funds (the “Trust”)

File No. 33-32548

Post Effective Amendment Number 93

Dear Ms. Miller,

This letter responds to your comments provided on August 13, 2013 on the above referenced post-effective amendment, which was filed to disclose changes to the target benchmark for Vanguard Emerging Markets Stock Index Fund, a series of the Trust.

Comment 1:    Management Fees

Comment:        Confirm that the difference in management fees are attributable to expenses other than the investment advisory fees and that advisory fees are consistent across the various share classes of a fund.

Response:        We confirm that the advisory fees do not differ among share classes and that the difference in management fees is attributable to other administrative fees that are not included as Other Expenses.

Comment 2:    Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above response.  Thank you.

Sincerely,

Judith L. Gaines

Associate Counsel